

Mail Stop 3561

August 4, 2016

Richard Palmer
Chief Financial Officer
Fiat Chrysler Automobiles N.V.
25 St. James's Street
London SW1A 1HA
United Kingdom

> **Re:** **Fiat Chrysler Automobiles N.V.**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-36675**

Dear Mr. Palmer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015

Exhibit 99.1

1. We note that in relation to the audited financial statements of FCA Bank S.p.A for the year ended December 31, 2015, the opinion paragraph in the report of the independent auditors refers to the year ended December 31, 2013, rather than December 31, 2015. In this regard, the opinion states that "in our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FCA Bank S.p.A. and subsidiaries at December 31, 2013, and the consolidated results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board". Please revise the audit report so that the auditors opine on the audited financial statements for the year ended December 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381, Claire Erlanger at 202-551-3301 or me at 202-551-3377 with any questions.

Sincerely,

/s/ A.N. Parker *for*

Andrew Mew
Senior Assistant Chief Accountant